The Registrant has re-designated its formerly sole non-denominated share class as Class I Shares, and is authorized to issue a new class of shares, designated as Class Y Shares. During the period covered by this report, however, no Class Y Shares were issued and no Class Y Shares are expected to be issued prior to the liquidation and dissolution of the Registrant.